As filed with the Securities and Exchange Commission on May 12, 2004
No. 333-110162

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT

NO. 2 TO FORM S-1
REGISTRATION STATEMENT
ON
Form S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Therma-Wave, Inc.

(Exact name of registrant as specified in its charter)

Delaware	94-3000561
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1250 Reliance Way, Fremont, California 94539

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Boris Lipkin

President and Chief Executive Officer
Therma-Wave, Inc.
1250 Reliance Way, Fremont, California 94539
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Eva H. Davis, Esq.

Kirkland & Ellis LLP
777 S. Figueroa St.
Los Angeles, California 90017
(213) 680-8400

          Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective as selling stockholders may decide.

          If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:     ☐

          If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:     ☑

          If this form is filed to registered additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

          If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities act registration statement number of the earlier effective registration statement for the same offering.     ☐

          If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.     ☐

          The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

          This Post-Effective Amendment No. 2 to Form S-1 on Form S-3 is being filed to convert the Registration Statement on Form S-1 (Commission File No. 333-110162), as amended, into a Registration Statement on Form S-3.

Subject to completion dated May 12, 2004.

6,277,110 Shares of Common Stock

of Therma-Wave, Inc.

          We are registering 6,277,110 shares of our common stock on behalf of the selling stockholders identified in this prospectus. The selling stockholders initially acquired this common stock through private placements from Therma-Wave. These shares may be offered from time to time by the selling stockholders through public or private transactions, on or off the Nasdaq National Market, at prevailing market prices or at privately negotiated prices. The selling stockholders will receive all of the proceeds from the sale of the shares and will pay all underwriting discounts and selling commissions, if any, applicable to the sale of the shares. We will pay the expenses of registration of the sale of the shares.

          Our common stock is currently traded on the Nasdaq National Market under the symbol “TWAV.” On May 11, 2004, the last reported sales price of a share of Therma-Wave, Inc. common stock on the Nasdaq National Market was $3.30 per share.

          Investing in our common stock involves risks. See “Risk Factors” beginning on page 4.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2004.

PROSPECTUS SUMMARY
FORWARD-LOOKING STATEMENTS
RISK FACTORS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
USE OF PROCEEDS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
EXHIBIT 23.1

ABOUT THIS PROSPECTUS

      This prospectus is a part of the registration statement that we filed with the Securities and Exchange Commission, or SEC. The selling stockholders named in this prospectus may from time to time sell shares of our common stock. You should read this prospectus together with additional information described below under the headings “Where You Can Find More Information.”

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the securities. In this prospectus, the “company,” “Therma-Wave,” “we,” “us” and “our” refer to Therma-Wave, Inc. Our principal executive offices are located at 1250 Reliance Way, Fremont, California, 94539, our telephone number is (510) 668-2200 and our website is www.thermawave.com.

      Our fiscal year is a 52 to 53-week year ending on the Sunday closest to March 31 of each year. Fiscal years 2004, 2003 and 2002 ended on March 28, 2004, March 30, 2003 and March 31, 2002, respectively. For convenience, financial and other information in this prospectus has been presented as of March 31 of each fiscal year.

i

PROSPECTUS SUMMARY

      This summary presents selected information from this prospectus and is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this prospectus, including the information under “Risk Factors.” You should carefully read this entire prospectus and the documents to which the prospectus refers in order to understand this offering. See “Where You Can Find Additional Information.”

Overview

      Since 1982, Therma-Wave, Inc. has been a worldwide leader in the development, manufacture, marketing and service of process control metrology systems used in the manufacture of semiconductors. Process control metrology is used to monitor process parameters in order to enable semiconductor manufacturers to maintain high overall manufacturing yield, reduce the size of the circuit features imprinted on the semiconductor to improve the performance of the semiconductor device and increase their equipment productivity. Our current product families, Therma-Probe®, Opti-Probe®, Opti-Probe CD and RT/CD®, Integra® integrated metrology products, use proprietary and patented technology to produce precise, non-contact, non-destructive measurement for each and every basic building block, or process module, in the manufacture of integrated circuits, or ICs.

Market Opportunity

      During the course of implementing several complex process steps in semiconductor manufacturing, it has grown increasingly necessary to monitor the failure rate of semiconductor devices as well as the quality of the underlying process steps, particularly as linewidths shrink, metal levels increase and new materials are introduced into the process. Generally speaking, the manufacturing process is monitored and diagnosed using two methodologies:

•	measuring specific results to determine whether process steps are performing according to specifications; and

•	determining the locations of yield limiting defects on the wafer.

      This second practice is often followed by an automated review of the defects and, in certain cases, further analysis. This can be distinguished as a third category of defect review and analysis. Process control is a highly segmented market consisting of optical metrology, critical dimension scanning electron microscopy, or CD-SEM, thin film measurement, patterned wafer inspection, defect review and classification, unpatterned wafer inspection, and other process control tools. Therma-Wave’s ion implant and thin film measurement products, including related service and parts revenue, comprise the majority of our revenues today. These mature product lines, however, have allowed us to expand into segments of metrology, potentially doubling our total available market.

Products

      Our products are used to produce precise, non-contact, nondestructive measurement for each basic process module in the manufacture of integrated circuits, including ion implant, dielectric film deposition and etching, conductor film deposition and etching, chemical mechanical planarization and wafer patterning.

Core Products Today: Thin Films — Ion Implant Metrology

      Therma-Probe and Opti-Probe systems are two well-established, major product families of in-line process control metrology equipment.

      Therma-Probe: The Therma-Probe systems employ proprietary thermal wave technology that uses highly focused but low power laser beams to generate and detect thermal and plasma wave signals in the silicon wafer. Proprietary software correlates the signals to the ion implant dose. Unlike previous ion implant metrology systems, the Therma-Probe systems utilize a totally non-contact, nondamaging technology and thus can be used to monitor product wafers immediately after the ion implantation process. These features have been integrated into an easy-to-use and reliable package with automated wafer handling and statistical data processing.

      Opti-Probe: Opti-Probe systems significantly improve upon existing thin-film metrology systems by successfully integrating up to five distinct film measurement technologies, three of which are patented by us. By combining the measured data from these multiple technologies and correlating it by using proprietary software, Opti-Probe systems provide increased measurement capability leading to higher yields, less misprocessing, less rework, faster production ramp-up and increased productivity on both test and product wafers. These techniques of combining optical measurement technologies and correlating the results have also been patented by us.

Addressing New Market: Lithography Metrology

      Opti-Probe RT/CD and Integra are two additional recently-introduced product families. Opti-Probe RT/CD is the first optical CD scatterometry system that combines high-information content spectroscopic ellipsometry, or SE, optical measurement with ultrafast calculation, or real-time regression, to analyze and display results without the use of off-line modeling and solution libraries. Fullfeatured, complex CD profiles can be calculated in seconds with precision and repeatability and, we believe, with more structural information than its competitors on sidewall profile and shape.

      Integra: In 2000, we committed to a program of developing a broad family of Integrated Metrology, or IM, modules under the product family name Integra. We have at this time both spectrometer and spectroscopic ellipsometer based IM units available in the marketplace. Each IM unit is installed directly onto a semiconductor process tool, and can measure each wafer immediately after processing. In this manner, processing mistakes can be detected at the earliest possible moment, as opposed to the conventional procedure in which a 25-wafer lot is typically completed before metrology is first done, thereby leaving the entire lot at risk of becoming scrap.

Manufacturing & Facilities

      Our manufacturing strategy is to produce technologically advanced and high quality metrology systems. We currently perform the majority of our system assembly activities in-house. In order to lower production costs in the future, we intend to perform in-house only those manufacturing activities that add significant value or that require unique technology or specialized knowledge. As a result, we expect to rely increasingly on subcontractors and turnkey suppliers to fabricate components, build assemblies and perform other activities in a cost effective manner. Our principal manufacturing activities include assembly and test work, both of which are conducted at our facility in Fremont, California. Assembly activities include inspection, subassembly and final assembly. Test activities include modular testing, system integration and final testing. Components and subassemblies, such as lasers, robots and stages, are acquired from third party vendors and integrated into our finished systems.

Recent Developments

      On April 27, 2004, we reported unaudited financial results for the fiscal fourth quarter and fiscal year ended March 28, 2004. Net revenues for the fiscal fourth quarter 2004 were $19.5 million, an increase of $6.4 million or 48.9 percent over net revenues of $13.1 million for the fiscal fourth quarter 2003. Sequentially, net revenues decreased by $0.4 million from the fiscal third quarter 2004 net revenues, which totaled $19.9 million, and included $15.2 million of our standard products and services and $4.7 million of revenue relating to a development program that ended during the quarter. Sequentially, net revenues from standard products and services for the fiscal fourth quarter of 2004 increased by $4.3 million or 28.5 percent from the fiscal third quarter of 2004. Net revenues for the fiscal year ended March 28, 2004 totaled $65.3 million compared to $49.2 million for fiscal year 2003, an increase of $16.1 million or 32.7 percent.

      Net revenues for the fiscal fourth quarter 2004 were $19.5 million and our net loss was $1.8 million or $(0.05) per diluted share. This compared sequentially to a net revenue for the fiscal third quarter 2004 of $19.9 million and a net loss of $1.0 million or $(0.03) per diluted share. It also compares to results for the same period of 2003 of net revenues of $13.1 million and a net loss of $19.1 million or $(0.66) per diluted share.

      Net loss for fiscal year 2004 was $18.1 million or $(0.56) per diluted share compared to a net loss of $133.6 million or $(4.69) per diluted share for fiscal year 2003. The fiscal year 2003 net loss included non-cash charges of $67.4 million relating to the write-off of goodwill and other intangible assets originating from our January 2002 acquisition of Sensys Instruments. It also included $9.6 million related to the write-off of inventory.

      The 2004 audit of our financial statements for the fiscal year has not yet been completed, and as a consequence the results reported above may change. We will provide full audited financial statements for the fiscal year in our Annual Report on Form 10-K which we expect to file in early to mid June.

The Offering

Common stock to be offered by the selling stockholders	6,277,110 shares
Common stock outstanding as of April 30, 2004	35,623,737 shares
Use of proceeds	We will receive no proceeds from this offering. The selling stockholders will receive the proceeds from this offering.
Nasdaq National Market symbol	TWAV

      This prospectus relates solely to the sale of 6,277,110 shares of our common stock:

•	5,174,563 shares of which we sold in a private placement on September 16, 2003 for $2.20 per share; and

•	1,102,547 shares of which we issued as consideration for our acquisition of Sensys Instruments Corporation on January 16, 2002 which are held by affiliates of Talat Hasan.

FORWARD-LOOKING STATEMENTS

      This prospectus contains forward-looking statements, including, without limitation, statements concerning the conditions in the semiconductor and semiconductor capital equipment industries, our operations, economic performance and financial condition, including in particular statements relating to our business and growth strategy and product development efforts. The words “believe,” “expect,” “anticipate,” “intend” and other similar expressions generally identify forward-looking statements. Potential investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward-looking statements are based largely on our current expectations and are subject to a number of risks and uncertainties, including, without limitation, those identified below under “Risk Factors” and elsewhere in this prospectus and other risks and uncertainties indicated from time to time in our filings with the SEC. Actual results could differ materially from these forward-looking statements. In addition, important factors to consider in evaluating such forward-looking statements include changes in external market factors, changes in our business or growth strategy or an inability to execute our strategy due to changes in our industry or the economy generally, the emergence of new or growing competitors, an inability to develop or introduce new products as planned, or the acceptance of those products by our customers and various other competitive factors. In light of these risks and uncertainties, there can be no assurance that the matters referred to in the forward-looking statements contained in this prospectus will in fact occur.

RISK FACTORS

      You should carefully consider the following factors in addition to the other information set forth in this prospectus in analyzing an investment in our common stock. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we do not presently know about or that we currently believe are immaterial may also adversely impact our business operations. If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer. In such case, the trading price of our common stock could fall, and you may lose all or part of the money you paid to buy our common stock. This prospectus contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those identified below as well as those discussed elsewhere in this prospectus.

We had a net loss for fiscal 2003 and may incur further losses in the future.

      We reported $16.3 million of net loss for the nine months ended December 31, 2003 and $133.6 million of net loss for fiscal 2003, respectively. We reported $49.2 million of net loss for fiscal 2002 and $25.8 million of net income for fiscal 2001. Due to the recent downturn in the semiconductor industry and the related downturn in the semiconductor capital equipment industry, weak economic conditions worldwide, and other factors, we cannot predict how long we will incur further losses or whether we will become profitable again. Moreover, in part due to these downturns, for the year ended March 31, 2003, we recorded $81.3 million for the write off of goodwill and other intangible assets, inventory charge, restructuring, severance and other costs related to reductions in work force. We cannot assure you that our business will not continue to decline or that our performance will improve.

We need to have sufficient cash to operate if our business is to succeed.

      Our cash and short-term investments balance decreased by $45.4 million during fiscal year 2003. As a result of this, our independent auditors’ report, included in our Form 10-K filed on June 30, 2003, on our March 31, 2003 consolidated financial statements included an explanatory paragraph that indicated that there is substantial doubt about our ability to continue as a going concern.

      Subsequent to the filing of the March 31, 2003 consolidated financial statements, we raised approximately $11.8 million in net proceeds from a private placement in September 2003. As a result of this and other factors, our independent auditors determined that the explanatory paragraph included in the earlier filing was no longer required. As such, this paragraph was removed from the independent auditors’ report included in our Current Report on Form 8-K filed on December 22, 2003.

      Our principal sources of funds have been and are anticipated to be cash ($22.5 million unrestricted as of December 31, 2003), cash flows from operating activities, borrowings under our bank credit facility and $11.8 million in net proceeds from our recent private placement of stock. We have implemented various cost reduction programs during and subsequent to the end of fiscal 2003 to bring operating expenses in line with revenue projections. We believe that with these cost reduction programs in place, we will reduce operating expenses significantly enough so that we will have adequate liquidity and capital resources to meet our current and future financial obligations for the next twelve months. No assurance can be given, however, that this will be the case. We may require additional equity or debt financing to meet our working capital requirements or to fund our research and development activities. There can be no assurance that additional financing will be available if required or, if available, will be on terms satisfactory to us.

Our performance is affected by the cyclicality of the semiconductor device industry, which may, from time to time, lead to decreased demand for our products.

      The semiconductor industry is cyclical and has historically experienced periodic downturns, which have often resulted in a decrease in the semiconductor industry’s demand for capital equipment, including process control metrology systems. Our business depends upon the capital expenditures of semiconductor manufacturers, which, in turn, depend upon the current and anticipated market demand for semiconductors and products utilizing semiconductors. There is typically a six to twelve month lag between changes in the semiconductor industry and the related impact on the level of capital expenditures. In most cases, the resulting decrease in capital expenditures has been more pronounced than the precipitating downturn in semiconductor industry revenues. Although our operating results have improved in recent quarters, including increased new orders and revenues and lower operating losses, we cannot be sure that this favorable trend will continue, or if it does not continue then:

•	when the semiconductor industry will recover; or

•	whether the recovery will result in increased demand for our capital equipment by the semiconductor industry.

Our quarterly operating results have historically and may, in the future, vary significantly. This may result in volatility in the market price for our shares.

      Our quarterly operating results have historically and may, in the future, vary significantly. Some of the factors that may influence our operating results and that could cause trading in our shares to be subject to extreme price and volume fluctuations in a given quarter include:

•	customer demand, which is influenced by economic conditions in the semiconductor industry, demand for products that use semiconductors, market acceptance of our products and those of our customers, seasonality, changes in product mix, and the timing, cancellation or delay of customer orders and shipments;

•	competition, such as competitive pressures on prices of our products, the introduction or announcement of new products by us or our competitors and discounts that may be granted to customers;

•	fluctuations in the availability and cost of components, subassemblies and production capacity;

•	expenses incurred in connection with litigation;

•	product development costs, such as increased research, development, engineering and marketing expenses associated with new products or product enhancements, and the effect of transitioning to new or enhanced products; and

•	levels of fixed expenses relative to revenue levels, including research and development costs associated with product development.

      During a given quarter, a significant portion of our revenues may be derived from the sale of a relatively small number of systems. Accordingly, a small change in the number of systems actually shipped may cause significant changes in operating results. In addition, because of the significantly different gross margins attributable to our Therma-Probe and Opti-Probe product lines, changes in product mix may cause fluctuations in operating results. In addition, we cannot assure you that the market price of our common stock will not experience significant fluctuations in the future, including fluctuations that are material, adverse and unrelated to our performance.

We cannot assure you that our internal controls are sufficient to timely alert us to material information that is required to be included in our periodic reports with the SEC or to provide reasonable assurance that our financial statements are fairly presented in conformity with generally accepted accounting principles.

      In late January 2003, management became aware of a possible revenue recognition issue associated with the sale of one tool through one of our foreign branches. Our Audit Committee launched an investigation and engaged outside legal counsel and independent forensic accountants. The investigation was conducted to (i) identify additional potential revenue recognition issues, if any, and (ii) to review the business expense practices of certain of our employees at that foreign branch. As a result of this matter, management conducted a detailed review of revenue recognition. Based upon the investigation and management’s revenue recognition review, a material weakness was identified relating to controls surrounding evaluating and reporting revenue transactions, particularly in the Asia/Pacific region. Management has adopted additional controls as a result of the special investigation.

      As a result, we implemented the following changes or additions to our internal controls and procedures, among others:

•	Establishing procedures for the timely reconciliation of all accounts and manager’s review of account reconciliation;

•	Changing our internal reporting structure to require branch accounting personnel to report directly to our finance department in the United States;

•	Establishing audit and review procedures for each foreign branch consistent with each branch’s exposure, including, as appropriate, outside auditors;

•	Requiring managers of foreign operations to attest in writing that final acceptance documents for any given period are valid acceptances that justify revenue recognition and that will result in customer payment;

•	Requiring corporate financial management personnel to investigate transactions where revenue has been recognized but the customer has not paid according to terms;

•	Re-training employees and developing an ongoing training program with particular focus on company policies and procedures related to revenue recognition, expense reimbursements and bank account reconciliations;

•	Establishing yearly or twice-yearly (for larger branches) reviews with both internal and external accounting personnel and local management, to be coordinated with quarterly business reviews; and

•	Establishing controls to closely monitor the credit status of certain customers, with emphasis on distributors.

      Also, in connection with PricewaterhouseCoopers LLP’s audit for the year ended March 31, 2003, PricewaterhouseCoopers identified a material weakness in our processes relating to account analysis and reconciliations, including lack of timely management review. We have adopted additional controls and procedures to strengthen our internal control system. While we believe our current disclosure controls and procedures are sufficient to timely alert us to all material information that is required to be included in our periodic reports with the SEC, and that our internal controls are sufficient to provide reasonable assurance that our financial statements are fairly presented in conformity with accounting principles generally accepted in the United States of America, we cannot assure you of this.

Our largest customers have historically accounted for a significant portion of our revenues. Accordingly, our business may be adversely affected by the loss of, or reduced purchases by, one or more of our large customers.

      If, for any reason, any of our key customers were to purchase significantly less of our products in the future, such decreased level of purchases could have a material adverse effect on our business, financial condition and results of operations. During the nine months ended December 31, 2003, two customers represented approximately 18% and 17% of our net revenues. During the year ended March 31, 2003, one customer represented 13% of our net revenues. During the year ended March 31, 2002, three customers represented 24%, 13% and 12% of our net revenues. During the year ended March 31, 2001, two customers represented 22% and 13% of our net revenues. As customers seek to establish closer relationships with their suppliers, we expect that our customer base will continue to become more concentrated with a limited number of customers accounting for a significant portion of our revenues.

Our business could be adversely affected if we are unable to protect our proprietary technology or if we infringe on the proprietary technology of others.

      Our future success and competitive position depend in part upon our ability to obtain and maintain proprietary technology used in our principal product families, and we rely, in part, on patent, trade secret and trademark law to protect that technology. We have obtained a number of patents relating to our two key product families, the Opti-Probe and Therma-Probe, as well as our newer integrated real time critical dimension products and have filed applications for additional patents. There can be no assurance that any of our pending patent applications will be approved, that we will develop additional proprietary technology that is patentable, that any patents owned by or issued to us will provide us with competitive advantages or that these patents will not be challenged by any third parties. Furthermore, there can be no assurance that third parties will not design around our patents. Any of the foregoing results could have a material adverse effect on our business, financial condition, results of operations or cash flows.

      On April 22, 2002, we filed a patent infringement suit against Boxer Cross Inc. in the United States District Court, Northern District of California. The suit alleged that Boxer Cross’ BX-10 product infringed certain patents held by Therma-Wave related to ion implant monitoring. On June 7, 2002, Boxer Cross filed its amended answer and counterclaims to our complaint and asserted various affirmative defenses to our claims of patent infringement. The pleading also contained various counterclaims including allegations that Therma-Wave’s Therma-Probe product infringed upon certain patents owned by Boxer Cross and also raised claims of misappropriation of trade secrets, tortious interference with contract, unfair competition and unfair business practices. We replied to Boxer Cross’s counterclaims, denying the material allegations and asserting declaratory judgment counterclaims. On April 29, 2003, Applied Materials announced that it had acquired all of the outstanding stock of Boxer Cross. We settled this lawsuit with Boxer Cross and Applied Materials on July 17, 2003. Pursuant to the settlement, Therma-Wave dismissed its pending patent infringement claims with prejudice. Boxer Cross dismissed its pending patent infringement claims without prejudice and dismissed its pending state law claims with prejudice.

In addition to patent protection, we rely upon trade secret protection for our confidential and proprietary information and technology. We routinely enter into confidentiality agreements with our employees. However, there can be no assurance that these agreements will not be breached, that we will have adequate remedies for any breach or that our confidential and proprietary information and technology will not be independently developed by or become otherwise known to third parties.

      We license and will continue to license certain technology used in our products from third parties. Our inability to acquire any third-party licenses, or integrate the related third-party technologies into our products, could result in delays in our product developments and enhancements until equivalent technologies can be identified, licensed or integrated. We may also require new licenses in the future as our business grows and technology evolves. We cannot assure you that these licenses will be available to us on commercially reasonable terms, if at all.

      Our commercial success will also depend, in part, on our ability to avoid infringing or misappropriating any patents or other proprietary rights owned by third parties. If we are found to infringe or misappropriate a third party’s patent or other proprietary rights, we could be required to pay damages to such third party, alter our products or processes, obtain a license from the third party or cease activities utilizing such proprietary rights, including making or selling products utilizing such proprietary rights. If we are required to do any of the foregoing, there can be no assurance that we will be able to do so on commercially favorable terms, if at all. Our inability to do any of the foregoing on commercially favorable terms could have a material adverse impact on our business, financial condition, results of operations or cash flows.

Protection of our intellectual property rights, or third parties seeking to enforce their own intellectual property rights against us, may result in litigation, the cost of which could be substantial.

      There are currently no material legal proceedings pending against us. We may be required to initiate additional litigation in order to enforce any patents issued to or licensed to us or to determine the scope and/or validity of a third party’s patent or other proprietary rights. From time to time, the Company receives letters from third parties threatening to file lawsuits to enforce such third parties’ intellectual property rights. We may be subject to additional lawsuits by third parties seeking to enforce their own intellectual property rights. Any such litigation, regardless of outcome, could be expensive and time consuming and, as discussed above in the prior risk factor, could subject us to significant liabilities or require us to cease using proprietary third party technology and, consequently, could have a material adverse effect on our business, financial condition, results of operations or cash flows.

We operate in the highly competitive semiconductor capital equipment industry and compete against larger companies.

      We operate in the highly competitive semiconductor capital equipment industry and face competition from a number of competitors, some of which have greater financial, engineering, manufacturing and marketing resources and broader product offerings than Therma-Wave. We cannot assure you that our products will be able to compete successfully with the products of our competitors. Many of our competitors are investing heavily in the development of new products aimed at applications we currently serve. Our competitors in each product area can be expected to continue to improve the design and performance of their products and to introduce new products with competitive prices and performance characteristics. In addition, we believe that our competitors sometimes provide demonstration systems to semiconductor manufacturers at no cost. We could be required to employ similar promotions in order to remain competitive if this practice becomes more pervasive in the industry.

Competitive conditions in our industry may require us to reduce our prices.

      Due to competitive conditions in our industry, we have selectively reduced prices on our products in order to maintain our market share. These reductions are not necessarily permanent nor do they affect all of our products. There can be no assurance that competitive pressures will not necessitate further price reductions. Maintaining technological advantages to mitigate the adverse effect of pricing pressures will require a continued high level of investment by us in research and development and sales and marketing. There can be no assurance that we will have sufficient resources to continue to make such investments or that we will be able to make the technological advances necessary to maintain such competitive advantages. To the extent our products do not provide technological advantages over products offered by our competitors, we are likely to experience increased price competition or loss of market share with respect to such products.

We encounter difficulties in soliciting customers of our competitors because of high switching costs in the markets in which we operate.

      We believe that once a device manufacturer has selected a particular vendor’s capital equipment, that manufacturer generally relies upon that vendor’s equipment for that specific production line application and, to the extent possible, subsequent generations of that vendor’s systems. Accordingly, it may be difficult to achieve significant sales to a particular customer once another vendor’s capital equipment has been selected by that customer unless there are compelling reasons to do so, such as significant performance or cost advantages.

We may incur indebtedness in the future under our bank credit facility, which could require the use of a portion of our excess cash flow and may limit our access to additional capital.

      As of December 31, 2003, we had $5.9 million in outstanding letters of credit under our credit facility with Silicon Valley Bank. We may incur further indebtedness to finance acquisitions, capital expenditures and working capital or for other purposes.

      The level of our indebtedness could have important consequences for us. The following summarizes the material consequences:

•	a substantial portion of our cash flow from operations would be required to be dedicated to the repayment of indebtedness and will not be available for other purposes;

•	our future ability to obtain additional debt financing for working capital, capital expenditures, acquisitions or other purposes may be limited; and

•	our level of indebtedness has in the past, and could in the future, limit our flexibility in reacting to changes in the industry, general economic conditions and our ability to withstand a prolonged downturn in the semiconductor and/or semiconductor capital equipment industries.

Our future growth depends on our ability to develop new and enhanced products for the semiconductor industry. We cannot assure you that we will be successful in our product development efforts or that our new products will gain general market acceptance.

      Our future growth will depend, in part, on our ability to design, develop, manufacture, assemble, test, market and support new products and enhancements on a timely and cost-effective basis. Our failure to successfully identify new product opportunities or to develop, manufacture, assemble or introduce new products could have a material adverse effect on our growth prospects. For example, we expect our product development efforts to include continuing to combine separate metrology systems into one tool, implementing integrated systems and networking these systems together. Integrated systems allow us to measure product wafers and monitor process equipment during the semiconductor fabrication process. We cannot assure you that we will not experience difficulties or delays in our development efforts with respect to these products or that we will be successful in developing these products. In addition, we cannot assure you that these products will gain market acceptance or that we will not experience reliability or quality problems.

Rapid technological changes in our industry will require us to continually develop new and enhanced products.

      Any failure by us to anticipate or respond adequately to technological developments and customer requirements, or any significant delays in product development or introduction could result in a loss of competitiveness and could materially adversely affect our operating results. There can be no assurance that we will successfully develop and bring new products to market in a timely and cost-effective manner, that any product enhancement or new product developed by us will gain market acceptance, or that products or technologies developed by others will not render our products or technologies obsolete or noncompetitive. A fundamental shift in technology in our product markets could have a material adverse effect on us, particularly in light of the fact that we currently derive a major portion of our revenues from sales of our two major product families, the Opti-Probe and Therma-Probe.

We will need to be able to attract and retain key personnel with knowledge of instruments used in semiconductor manufacturing processes to help support our future growth. Competition for such personnel in our industry is high.

      Our success depends to a significant degree upon the continued contributions of key management, engineering, sales and marketing, customer support, finance and manufacturing personnel. The loss of the services of key personnel, who would be extremely difficult to replace, could have a material adverse effect on us. There can be no assurance that the services of such personnel will continue to be available to us. We have employment agreements with key members of our senior management team, including Messrs. Lipkin, Christie and Smedt. To support our future growth, we will need to attract and retain additional qualified employees. Competition for such personnel in our industry is high, and we cannot assure you that we will be successful in attracting and retaining such personnel.

Our operations are characterized by the need for continued investment in research and development and, as a result, our ability to reduce costs is limited.

      Our operations are characterized by the need for continued investment in research and development and extensive ongoing customer service and support capability. As a result, our operating results could be materially adversely affected if our level of revenues is below expectations. In addition, because of our emphasis on research and development and technological innovation, there can be no assurance that our operating costs will not increase in the future.

We obtain some of the components and subassemblies included in our systems from a single source or limited group of suppliers, the partial or complete loss of which could have at least a temporary adverse effect on our operations.

      Some of the components and subassemblies included in our systems are obtained from a single source or a limited group of suppliers. From time to time, we have experienced temporary difficulties in receiving orders from some of these suppliers. Although we seek to reduce dependence on these sole and limited source suppliers, the partial or complete loss of these sources could have at least a temporary adverse effect on our results of operations and damage customer relationships. Further, a significant increase in the price of one or more of these components or subassemblies could materially adversely affect our results of operations.

We are subject to risks associated with manufacturing all of our products at a single facility. Any prolonged disruption in the operations of that facility could have a material adverse effect on our business.

      We produce all of our products in our manufacturing facility located in Fremont, California. Our manufacturing processes are highly complex, requiring sophisticated and costly equipment and a specially designed facility. As a result, any prolonged disruption in the operations of our manufacturing facility, whether due to technical or labor difficulties, destruction of or damage to this facility as a result of an earthquake, fire or any other reason, could have a material adverse effect on our business, financial condition, results of operations or cash flows.

We rely upon manufacturers’ sales representatives for a significant portion of our sales. A disruption in our relationship with any sales representative could have a material adverse effect on our business.

      A significant portion of our sales have historically been made through manufacturers’ sales representatives. The activities of these representatives are not within our control, and they may sell products manufactured by other manufacturers. In addition, in some locations our manufacturing sales representatives also provide field service to our customers. A reduction in the sales efforts or financial viability of such manufacturers’ sales representatives, or a termination of our relationship with such representatives, could have a material adverse effect on our sales, financial results and ability to support our customers. Although we believe that we maintain good relations with our sales representatives, there can be no assurance that such relationships will continue.

Our net sales and results of operations can be adversely affected by the instability of Asian economies, from which we derive a significant portion of our revenues.

      Our sales to customers in Asian markets represented approximately 58%, 45%, 47% and 54% of total net revenues for fiscal 2003, 2002, 2001 and the nine months ended December 31, 2003, respectively. Companies in the Asia Pacific region, including Japan and Taiwan, each of which accounts for a significant portion of our business in that region, are currently experiencing weaknesses in their currency, banking and equity markets. These weaknesses may adversely affect our sales to semiconductor device and capital equipment manufacturers located in these regions in the coming quarters.

We are subject to operational, financial, political and foreign exchange risks due to our significant level of international sales.

      International sales accounted for approximately 72%, 62%, 59% and 68% of our total revenues for fiscal 2003, 2002, 2001 and the nine months ended December 31, 2003, respectively. We anticipate that international sales will continue to account for a significant portion of our revenues in the foreseeable future. Due to the significant level of our international sales, we are subject to material risks, which include:

•	unexpected changes in regulatory requirements;

•	tariffs and other market barriers;

•	political and economic instability;

•	potentially adverse tax consequences;

•	outbreaks of hostilities;

•	difficulties in accounts receivable collection;

•	extended payment terms;

•	difficulties in managing foreign sales representatives; and

•	difficulties in staffing and managing foreign branch operations.

      In addition, the laws of countries in which our products are or may be sold may not provide our products and intellectual property rights with the same degree of protection as the laws of the United States.

      A substantial portion of our international sales is denominated in U.S. dollars. As a result, changes in the values of foreign currencies relative to the value of the U.S. dollar can render our products comparatively more expensive. Such conditions could negatively impact our international sales.

Our common stock could be delisted from the NASDAQ National Market, which would make trading in our stock more difficult.

      In the past, we have received delisting notices from the Nasdaq National Market that we have not been in compliance with its listing requirements that we file our periodic reports in a timely manner and maintain a minimum bid price of $1.00. While we are now in compliance with these requirements, there is no guarantee that we can maintain our listing on Nasdaq. If our shares were delisted, it would force us to list our shares on the OTC Bulletin Board or some other quotation medium, such as pink sheets, depending upon our ability to meet the specific listing requirements of those quotation systems. As a result, an investor might find it more difficult to dispose of, or to obtain accurate price quotations for, our shares. Delisting might also reduce the visibility, liquidity and price of our common stock.

      If our common stock were delisted from the Nasdaq National Market and were not traded on another national securities exchange, we could become subject to penny stock regulations that impose additional sales practice disclosure and market making requirements on broker/ dealers who sell or make a market in our stock. The rules of the SEC generally define “penny stock” to be common stock that has a market price of less than $5.00 per share and is not traded on a national exchange. If our stock became subject to penny stock regulations, it could adversely affect the ability and willingness of broker/ dealers who sell or make a market in our common stock and of investors to purchase or sell our stock in the secondary market.

Acquisitions could result in dilution, operating difficulties and other harmful consequences.

      From time to time, we may acquire or make significant investments in complementary companies, products and technologies. The following risks are common to the integration of two companies, and may be associated with recent or future acquisitions:

•	the difficulty of incorporating new operations, technology and personnel into one company;

•	the potential disruption of our ongoing business;

•	the additional expense associated with amortization of acquired intangible assets;

•	the maintenance of uniform standards, controls, procedures and policies; and

•	the impairment of relationships with employees and customers.

      Prior to the acquisition of Sensys in January 2002, we had no experience in managing this integration process. Moreover, the anticipated benefits of the Sensys acquisition or any future acquisitions or mergers may not be realized. Future acquisitions or mergers could result in potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities or amortization expenses related to goodwill and other tangible assets, any of which could be harmful to our business. Future acquisitions or mergers may require us to obtain additional equity or debt financing, which may not be on favorable terms or at all. Even if available, this financing may be dilutive. We cannot assure you that we will successfully overcome these risks or any other problem that we encounter in connection with any future acquisitions.

Provisions of our charter documents and Delaware law could discourage potential acquisition proposals and could delay, deter or prevent a change in control.

      Provisions of our certificate of incorporation and by-laws may inhibit changes in control of Therma-Wave not approved by our board of directors and would limit the circumstances in which a premium may be paid for the common stock in proposed transactions, or a proxy contest for control of the board may be initiated. These provisions provide for:

•	a classified board of directors;

•	a prohibition on stockholder action through written consents;

•	a requirement that special meetings of stockholders be called only by our chief executive officer or the board of directors;

•	advance notice requirements for stockholder proposals and nominations;

•	limitations on the ability of stockholders to amend, alter or repeal the by-laws; and

•	the authority of the board to issue, without stockholder approval, preferred stock with such terms as the board may determine.

      We will also be afforded the protections of Section 203 of the Delaware General Corporation Law, which could have similar effects.

SELLING STOCKHOLDERS

      We are registering for resale certain shares of Therma-Wave common stock issued in private placements. All of the selling stockholders listed below other than those affiliated with Talat Hasan purchased shares of Therma-Wave common stock in a private placement in September 16, 2003 at a price of $2.20 per share. Ms. Hasan’s affiliates received the Therma-Wave common stock listed below as consideration for their stock of Sensys Instruments Corporation in connection with Therma-Wave’s acquisition of Sensys in January 2002.

      The term “selling stockholders” includes all of the parties listed in the table below and their transferees, pledges, donees or other successors. The information concerning the selling stockholders may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary. Unless set forth below, to our knowledge, none of the selling stockholders has, or within the last three years has had, any material relationship with us or any of our predecessors or affiliates. The selling stockholders may offer all, some or none of the common stock and, as a result, no estimate can be given as to the amount of the common stock that will be held by the selling stockholders upon termination of any offering.

      As of April 30, 2004, 35,623,737 shares of our common stock were outstanding. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock issuable on the exercise of warrants or options that are currently exercisable or exercisable within 60 days of April 30, 2004 are deemed to be outstanding and beneficially owned by the person holding the warrants and options, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

	Shares Beneficially
	Owned Prior
	to Offering
			Number of Shares
Selling Stockholders(1)	Number	Percent	Being Offered

Galleon Technology Offshore, Ltd.	1,549,364	4.3%	1,549,364
Galleon Captain’s Offshore, Ltd.	607,000	1.7	607,000
Galleon Captain’s Partners, LP	143,000	*	143,000
Buccaneers Fund Partners, LP	500,000	1.4	500,000
Galleon Technology Partners II, L.P.	437,000	1.2	437,000
Needham Small Cap Growth Fund	100,000	*	100,000
Needham Emerging Growth Partners, L.P.	525,000	1.5	525,000
Needham Emerging Growth Partners (Caymans), L.P.	155,000	*	155,000
Needham Contrarian Fund, L.P.	356,363	1.0	356,363
Special Situations Private Equity Fund L.P.	454,545	1.3	454,545
Robert S. Birch	159,091	*	159,091
Millrace Fund, LP	88,200	*	88,200
Ascend Partners, LP	8,323	*	8,323
Ascend Partners Sapient LP	23,372	*	23,372
Ascend Offshore Fund Ltd.	68,305	*	68,305
Hasan 1995 Living Trust Dated 3/16/95(2)	1,029,293	2.9	1,029,293
The Minal Hasan Trust, Dated 11/30/1998(3)	36,627	*	36,627
The Saima Hasan Trust, Dated 11/30/1998(4)	36,627	*	36,627

Total	6,277,110	17.6	6,277,110

*	Less than 1%.

(1)	This table is based upon information supplied to us by the selling stockholders.

(2)	Talat Hasan, trustee of the Hasan 1995 Living Trust Dated 3/16/03, served as a director of Therma-Wave from January 2002 to March 2004 and as our Senior Vice President and President of Sensys Instruments Corporation from January 2002 to March 2003. The common stock listed in the table includes warrants to purchase 7,325 shares of Therma-Wave common stock at an exercise price of $3.41 and warrants to purchase 24,013 shares of Therma-Wave common stock at an exercise price of $3.82.

The common stock listed in the table does not include 73,254 shares of common stock held by the Minal Hasan Trust Dated 11/30/98 and the Saima Hasan Trust Dated 11/30/98, of which Ms. Hasan is also the trustee.

(3)	Talat Hasan, trustee of the Minal Hasan Trust Dated 11/30/1998, served as a director of Therma-Wave from January 2002 to March 2004 and as our Senior Vice President and President of Sensys Instruments Corporation from January 2002 to March 2003. The common stock listed in the table does not include 1,029,293 shares of common stock and warrants to purchase common stock held by the Hasan 1995 Living Trusted Dated 3/16/95 or 36,627 shares of common stock held by the Saima Hasan Trust Dated 11/30/1998. Ms. Hasan, as trustee of all aforementioned trusts, may be deemed to beneficially own the common stock held by the trusts.

(4)	Talat Hasan, trustee of the Saima Hasan Trust Dated 11/30/1998, served as a director of Therma-Wave from January 2002 to March 2004 and as our Senior Vice President and President of Sensys Instruments Corporation from January 2002 to March 2003. The common stock listed in the table does not include 1,029,293 shares of common stock and warrants to purchase common stock held by the Hasan 1995 Living Trusted Dated 3/16/95 or 36,627 shares of common stock held by the Minal Hasan Trust Dated 11/30/1998. Ms. Hasan, as trustee of all aforementioned trusts, may be deemed to beneficially own the common stock held by the trusts.

      Based on information provided by each of the selling stockholders, none of the selling stockholders is either a broker-dealer or an affiliate of a broker-dealer within the meaning of Rule 405 of the Securities Act. Each of the selling stockholders purchased or received shares of our common stock in the ordinary course of business and at the time of their purchaser or receipt of our common stock, none of the selling stockholders had any agreements or understandings directly or indirectly with any person to distribute our common stock.

PLAN OF DISTRIBUTION

      The common stock covered by this prospectus may be sold from time to time to purchasers directly by the selling stockholders. Alternatively, the selling stockholders may from time to time offer the securities through underwriters, broker-dealers or agents who may receive compensation in the form of underwriting discounts, concessions or commissions from the selling stockholders and/or the purchasers of securities for whom they may act as agent. The selling stockholders may decide not to sell all of the shares they are allowed to sell under this prospectus. The selling stockholders and any underwriters, broker-dealers or agents that participate in the distribution of the securities may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, or the Securities Act, and any profit on the sale of securities by them and any discounts, commissions, concessions or other compensation received by any such underwriter, broker-dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act. Some of the selling stockholders are broker-dealers or affiliates of broker-dealers. We will not receive any of the proceeds from the offering of the common stock by the selling stockholders.

      Because the selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling stockholders that the anti-manipulation provisions of Regulation M promulgated under the Securities Exchange Act of 1934, as amended, or the Exchange Act, may apply to their sales in the market.

      The common stock covered by this prospectus may be sold from time to time in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	varying prices determined at the time of sale; or

•	negotiated prices.

      Such prices will be determined by the selling stockholders or by agreement between the selling stockholders and underwriters and dealers who may receive fees or commissions in connection therewith.

      The sale of the securities may be effected in transactions:

•	on any national securities exchange or quotation service on which the Therma-Wave common stock may be listed or quoted at the time of sale, including the Nasdaq National Market;

•	in the over-the-counter market;

•	in transactions other than on such exchanges or in the over-the-counter market;

•	through the writing of options; or

•	in any other lawful manner.

      These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

      At the time of a particular offering of the common stock by a selling securityholder, a supplement to this prospectus, if required, will be distributed setting forth the aggregate amount and type of securities being offered and the terms of the offering, including the name or names of any underwriters, broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

      To comply with the securities laws of certain jurisdictions, if applicable, the common stock will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain jurisdictions the common stock may not be offered or sold (unless they have been registered or qualified for sale) in such jurisdictions or an exemption from registration or qualification is available and is complied with.

      On September 16, 2003, we completed a private placement of 5,800,000 shares of our common stock to a group of predominately institutional investors at an offering price of $2.20 per share. We received net proceeds from that offering of approximately $11.8 million. The offer and resale of the common stock issued in that private placement are being registered in the registration statement of which this prospectus forms a part. In addition, we are registering the offer and resale of 1,102,547 shares of common stock held by affiliates of Talat Hasan which we issued as consideration for the acquisition of Sensys Instruments Corporation in January 2002.

      Pursuant to the registration rights agreement, we will pay all expenses of the registration of the common stock, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws and the reasonable fees and expenses of counsel to the selling stockholders of the common stock. The selling stockholders are responsible for all underwriting discounts and selling commissions, if any. We and the selling stockholders will indemnify each other against certain liabilities, including certain liabilities under the Securities Act.

USE OF PROCEEDS

      We will receive no proceeds from this offering. The selling stockholders will receive the proceeds from this offering.

LEGAL MATTERS

      Some of the legal matters in connection with the validity of the common stock will be passed upon for us by Kirkland & Ellis LLP, Los Angeles, California.

EXPERTS

      The consolidated financial statements incorporated in this Prospectus by reference to the current report on Form 8-K dated December 19, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

      We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can inspect, read and copy these reports, proxy statements and other information at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of these materials from the public reference facilities of the SEC at prescribed rates. You can obtain information on the operation of the public reference facilities by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site (http://www.sec.gov) that makes available reports, proxy statements and other information regarding issuers that file electronically with it.

      We have filed a registration statement on Form S-1 under the Securities Act with the SEC with respect to the common stock offered in this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, certain items of which are contained in schedules and exhibits to the registration statement as permitted by the rules and regulations of the SEC.

      Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the registration statement, you should refer to the exhibit for a more complete description of the matter involved.

      If you are a stockholder, you may request a copy of these filings at no cost by contacting us at the following address:

Therma-Wave, Inc.
1250 Reliance Way
Fremont, CA 94539
(510) 668-2200
Attn: Ray Christie, Chief Financial Officer

INCORPORATION BY REFERENCE

      The SEC allows us to “incorporate by reference” into this prospectus the information we filed with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information in documents that we file later with the SEC will automatically update and supersede information in this prospectus. We incorporate by reference the documents listed below into this prospectus, and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information furnished pursuant to item 9 or item 12 on any current report on Form 8-K), until our offering is complete. The documents we incorporate by reference are:

•	Our Annual Report on Form 10-K for the year ended March 30, 2003 filed on June 30, 2003.

•	Our Proxy Statement on Form 14A filed with the SEC on July 14, 2003.

•	Our Quarterly Report on Form 10-Q for the quarter ended June 29, 2003 filed on August 11, 2003.

•	Our Quarterly Report on Form 10-Q for the quarter ended September 28, 2003 filed on November 12, 2003.

•	Our Quarterly Report on Form 10-Q for the quarter ended December 28, 2003 filed on February 11, 2004.

•	Our Current Report on Form 8-K, items 5 and 7, filed on December 22, 2003.

•	Our Current Report on Form 8-K, item 5, filed on May 6, 2003.

•	Our Registration Statement on Form 8-A filed on August 2, 1999.

      You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

Therma-Wave, Inc.

1250 Reliance Way
Fremont, California 94539
Attention: Corporate Secretary
Telephone: (510) 668-2200

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

      The following is a statement of estimated expenses, to be paid solely by Therma-Wave, Inc., of the issuance and distribution of the securities being registered hereby:

Securities and Exchange Commission registration fee	$2,323
Printing and mailing expenses	20,000
Accounting fees and expenses	30,000
Legal fees and expenses	40,000
Miscellaneous expenses	7,677

Total	$100,000

Item 15. Indemnification of Directors and Officers.

General Corporation Law

      We are incorporated under the laws of the State of Delaware. Section 145 (“Section 145”) of the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended (the “General Corporation Law”), inter alia, provides that a Delaware corporation may indemnify any persons who were, are or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reasons of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer, director, employee or agent is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

      Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Certificate of Incorporation and By-Laws

      Our Certificate of Incorporation and By-laws provide for the indemnification of officers and directors to the fullest extent permitted by the General Corporation Law.

     Liability Insurance

      Our directors and officers are covered under directors’ and officers’ liability insurance policies maintained by us.

Item 16. Exhibits.

      Reference is made to the attached Exhibit Index.

Item 17. Undertakings.

      The undersigned registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

      (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from the registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (4) If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the state of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

      The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnifica-

tion by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      The undersigned registrant hereby undertakes that:

      (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

      (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, Therma-Wave, Inc. has duly caused this Post-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fremont, California, on May 12, 2004.

Therma-Wave, Inc. By: /s/ BORIS LIPKIN Boris Lipkin President and Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 2 to the Registration Statement and Power of Attorney have been signed on May 12, 2004 by the following persons in the capacities indicated.

Signature	Capacity

/s/ BORIS LIPKIN Boris Lipkin	President, Chief Executive Officer and Director (Principal Executive Officer)

* L. Ray Christie	Senior Vice President, Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)

* Papken Der Torossian	Chairman of the Board

* David Aspnes	Director

* G. Leonard Baker, Jr.	Director

* John D’Errico	Director

* David Dominik	Director

POWER OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Boris Lipkin and L. Ray Christie, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement (and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, for the offering to which this registration statement relates) and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Signature	Capacity

/s/ PETER R. HANLEY Peter R. Hanley	Director
/s/ NAM PYO SUH Nam Pyo Suh	Director
/s/ LAWRENCE TOMLINSON Lawrence Tomlinson	Director

*	The undersigned, by signing his name hereto, does hereby sign and execute this Post-Effective Amendment No. 2 to the Registration Statement on behalf of the above named officers and directors of Therma-Wave, Inc. pursuant to the power of attorney executed by such officer and/or director and previously filed with the Securities and Exchange Commission.

/s/ BORIS LIPKIN

Boris Lipkin

President, Chief Executive Officer

and Director

EXHIBIT INDEX

Exhibit
No.	Description

4.1	Form of Registration Rights Agreement dated as of January 16, 2002, by and among Therma-Wave, Inc., Sensys Instruments Corporation and each holder of Sensys Instruments Corporation capital stock. (Incorporated herein by reference to the similarly numbered exhibit in Therma-Wave’s current report on Form 8-K, as filed with the Commission on December 19, 2001 (File No. 000-26911)).
4.2	Indenture, dated as of May 15, 1997, by and among Therma-Wave and IBJ Schroder Bank & Trust Company, as trustee. (Incorporated herein by reference to the similarly numbered exhibits to Therma-Wave’s Registration Statement on Form S-4 (Registration No. 333-29871)).
4.3	Supplemental Indenture, dated February 23, 2000, by and between Therma-Wave and The Bank of New York as Trustee. (Incorporated herein by reference to the similarly numbered exhibit to Therma-Wave’s annual report on Form 10-K for the period ended March 31, 2000 (File No. 000-26911)).
4.4	Form of Series B 10 5/8% Senior Notes. (Incorporated herein by reference to the similarly numbered exhibits to Therma-Wave’s Registration Statement on Form S-4 (Registration No. 333-29871)).
4.5	Form of certificate representing shares of common stock. (Incorporated herein by reference to the similarly numbered exhibit to Therma-Wave’s Registration Statement on Form S-1 (Registration No. 333-76019)).
4.6	Registration Rights Agreement dated as of September 15, 2003, by and among Therma-Wave, Inc. and the holders named therein.*
5.1	Opinion of Kirkland & Ellis LLP with respect to the legality of our common stock.*
23.1	Consent of Independent Accountants.
23.2	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1).*
24.1	Powers of Attorney (included in Part II to the Registration Statement).

*	Filed previously.